SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                               For July 20, 2004



                                 CNOOC Limited

                (Translation of registrant's name into English)

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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)


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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F   X                Form 40-F
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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                          No        X
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(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

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Company Press Release
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                    Oil Fields CFD 11-1/11-2 Came On Stream

(Hong Kong, July 20, 2004) - CNOOC Limited (together with its subsidiaries, the "Company", NYSE: CEO, SEHK: 883) announced today that Caofeidian ("CFD") 11-1/11-2 have come on stream successfully ahead of schedule. It is expected that gross production of these oil fields will reach 15,000 to 20,000 barrels of oil per day within the next several months.

CFD 11-1/11-2 are located on block 04/36 in the western part of Bohai Bay and have a water depth of 20 meters. The oil fields are operated by Kerr-McGee, using the Hai Yang Shi You 112, a floating production, storage and offloading facility (FPSO), as the main production platform. The FPSO can process up to 80,000 barrels of oil and 350,000 barrels of gross liquids a day. It can store up to one million barrels of oil for offloading to shuttle tankers. The first phase of the development of CFD 11-1/11-2 includes one 48-slot wellhead gathering platform and one 24-slot wellhead platform.

The Company expects CFD 11-1/11-2 to reach their peak production by mid-2005, producing 40,000 to 45,000 barrels of oil per day.

Mr. Zhou Shouwei, President of the Company commented, "Time and again, we and our partners prove that we can continue to deliver results, no matter how demanding the job may be. Let me congratulate our partners for a job well done."

The Company owns a 51% interest in the oil fields. Kerr-McGee is the operator with a 40% interest. Sino-American Energy Corp., a subsidiary of Ultra Petroleum, owns the remaining 9% interest.


Ends

Notes to Editor

CNOOC LIMITED-  BACKGROUND
Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. CNOOC Limited is also one of the largest independent crude oil and gas exploration and production companies in the world.

As of December 31, 2003, its net proved reserves were 2.1 billion barrels-of-oil equivalents. Daily production for the quarter ended March 31, 2004 was 362,672 BOE (unaudited).

CNOOC Limited is currently engaged in exploration, development and production in four major areas offshore China, which cover Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is also one of the largest offshore crude producers in Indonesia.

The Company has about 2,447 employees.

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CNOOC LIMITED -RELATIONSHIP WITH ITS PARENT COMPANY
CNOOC Limited, incorporated in Hong Kong, is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out its oil and gas exploration, development, production and selling activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research, and services functions for the China offshore petroleum industry as well as other mid- or downstream petroleum projects.

*** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Limited (the "Company"). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in PRC economic, political and social conditions as well as government policies.

*** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei
CNOOC Limited
Tel : +86 10 8452 1646
Fax: +86 10 8452 1441
E-mail: xiaozw@cnooc.com.cn

Ms. Charlotte Kong/Ms. Joe Lee
Ketchum Newscan Public Relations Tel:
852-3141-8063/852-3141-8028
Fax: 852-2510-8199
E-mail:  Charlotte.kong@knprhk.com
         joy.lee@knprhk.com

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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           CNOOC Limited


                                           By:  /s/ Cao Yunshi
                                                -----------------------------
                                                Name: Cao Yunshi
                                                Title:  Company Secretary

Dated: July 20, 2004